02042959

02 JUL 31

Exhibit A

JUGOS DEL VALLE, S.A. DE C.V.

July 29th, 2002.

Attn: PAUL DUDEK
Securities and Exchange Commission
Office of International
Corporate Finance
Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
AUG 07 2002
THOMSON
FINANCIAL
SUPPL

Re : Rule 12g3-2(b)
JUGOS DEL VALLE, S.A. DE C.V.
File No. 82-4258

Dear Mr. Dudek :

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and comments will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that (Jugos del Valle, S.A. de C .V.) is subject to the Exchange Act.

Very truly yours,

P/A EDUARDO MARINO LOPEZ
FINANCIAL AND OPERATION V.P.

7/31

Ejército Nacional 904
piso 15, Col. Polanco
11560, México, D.F.
Tel.: 5557 • 9189
Fax: 5557 • 9777

JUGOS DEL VALLE S.A. DE C.V.

Av. Insurgentes 30
Barrio de Texcacoa
54600, Tepotzotlán
Estado de México
Tel.: 5899 • 1000
Fax: 5876 • 0557

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE** Quarter: **2** Year: **2002**

JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
AT JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF Amount	%
1	**TOTAL ASSETS**	**3,437,457**	**100**	**3,192,030**	**100**
2	**CURRENT ASSETS**	**1,645,165**	**48**	**1,391,453**	**44**
3	CASH AND SHORT-TERM INVESTMENTS	160,303	5	228,902	7
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	494,305	14	450,542	14
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	401,126	12	252,798	8
6	INVENTORIES	419,596	12	411,121	13
7	OTHER CURRENT ASSETS	169,835	5	48,090	2
8	**LONG-TERM**	**0**	**0**	**0**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**1,550,191**	**45**	**1,521,074**	**48**
13	PROPERTY	102,152	3	104,298	3
14	MACHINERY AND INDUSTRIAL	1,476,730	43	1,459,567	46
15	OTHER EQUIPMENT	534,070	16	501,599	16
16	ACCUMULATED DEPRECIATION	691,230	20	646,295	20
17	CONSTRUCTION IN PROGRESS	128,469	4	101,905	3
18	**DEFERRED ASSETS (NET)**	**234,988**	**7**	**271,778**	**9**
19	**OTHER ASSETS**	**7,113**	**0**	**7,725**	**0**
20	**TOTAL LIABILITIES**	**1,903,287**	**100**	**1,663,558**	
21	**CURRENT LIABILITIES**	**1,052,697**	**55**	**1,024,956**	**62**
22	SUPPLIERS	478,009	25	444,707	27
23	BANK LOANS	364,094	19	384,501	23
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	36,134	2	21,984	1
26	OTHER CURRENT LIABILITIES	174,460	9	173,764	10
27	**LONG-TERM LIABILITIES**	**546,343**	**29**	**302,551**	**18**
28	BANK LOANS	510,425	27	288,397	17
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	35,918	2	14,154	1
31	**DEFERRED LOANS**	**304,247**	**16**	**336,051**	**20**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**1,534,170**		100 **1,528,472**	
34	**MINORITY INTEREST**	**8,615**	1	**3,014**	
35	**MAJORITY INTEREST**	**1,525,555**	**99**	**1,525,458**	**100**
36	**CONTRIBUTED**	**617,841**	**40**	**617,799**	**40**
37	PAID-IN CAPITAL STOCK (NOMINAL)	57,714	4	57,628	4
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	302,191	20	302,215	20
39	PREMIUM ON SALES OF SHARES	257,936	17	257,956	17
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**907,714**	**59**	**907,659**	**59**
42	RETAINED EARNINGS AND CAPITAL RESERVE	1,137,138	74	1,104,454	72
43	REPURCHASE FUND OF SHARES	80,686	5	80,228	5
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(328,843)	(21)	(307,624)	(20)
45	NET INCOME FOR THE YEAR	18,733	1	30,601	2

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE** QUARTER: **2** YEAR: **2002**

JUGOS DEL VALLE, S.A DE C.V.

***CONSOLIDATED* FINANCIAL STATEMENT**
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**160,303**	**100**	**228,902**	**100**
46	CASH	45,422	28	20,382	9
47	SHORT-TERM INVESTMENTS	114,881	72	208,520	91
18	**DEFERRED ASSETS (NET)**	**234,988**	**100**	**271,778**	
48	AMORTIZED OR REDEEMED EXPENSES	137,341	58	168,340	62
49	GOODWILL	97,177	41	102,991	38
50	DEFERRED TAXES	470	0	447	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**1,052,697**	**100**	**1,024,956**	
52	FOREING CURRENCY LIABILITIES	476,801	45	320,211	31
53	MEXICAN PESOS LIABILITIES	575,896	55	704,745	69
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**174,460**		**100 173,764**	
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	174,460	100	173,764	100
27	**LONG-TERM LIABILITIES**	**546,343**	**100**	**302,551**	
59	FOREING CURRENCY LIABILITIES	535,387	98	267,282	88
60	MEXICAN PESOS LIABILITIES	10,956	2	35,269	12
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**35,918**	**100**	**14,154**	
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	35,918	100	14,154	100
31	**DEFERRED LOANS**	**304,247**	**100**	**336,051**	
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	297,192	98	330,174	98
67	OTHERS	7,055	2	5,877	2
32	**OTHER LIABILITIES**	**0**	**100**	**0**	
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(328,843)**		**100 (307,624)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY	(16,906)	(5)	(14,427)	(5)
71	INCOME FROM NON-MONETARY POSITION	(311,937)	(95)	(293,197)	(95)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE** QUARTER: **2** YEAR: **2002**
JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF FINANCIAL
		Amount	Amount
72	WORKING CAPITAL	592,468	366,497
73	PENSIONS FUND AND SENIORITY	2,135	2,031
74	EXECUTIVES (*)	31	28
75	EMPLOYERS (*)	2,217	1,872
76	WORKERS (*)	2,250	2,358
77	CIRCULATION SHARES (*)	58,322,508	58,235,008
78	REPURCHASED SHARES (*)	513,201	600,701

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE** QUARTER: **2** YEAR **2002**
JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**1,995,213**	**100**	**1,834,887**	**100**
2	COST OF SALES	1,006,087	50	958,835	52
3	**GROSS INCOME**	**989,126**	**50**	**876,052**	**48**
4	OPERATING	857,342	43	737,684	40
5	**OPERATING**	**131,784**	**7**	**138,368**	**8**
6	TOTAL FINANCING	43,274	2	21,773	1
7	**INCOME AFTER FINANCING COST**	**88,510**	**4**	**116,595**	**6**
8	OTHER FINANCIAL OPERATIONS	33,714	2	47,324	3
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**54,796**	**3**	**69,271**	**4**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	33,678	2	26,601	1
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	**21,118**	**1**	**42,670**	**2**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF**	**21,118**	**1**	**42,670**	**2**
14	INCOME OF DISCONTINUOUS OPERATIONS	2,532	0	5,181	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**18,586**	**1**	**37,489**	**2**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	7,985	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**18,586**	**1**	**29,504**	**2**
19	NET INCOME OF MINORITY INTEREST	(147)		(1,097)	0
20	**NET INCOME OF MAJORITY INTEREST**	**18,733**	**1**	**30,601**	**2**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE** QUARTER: **2** YEAR: **2002**
JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL Amount	%
1	**NET SALES**	**1,995,213**	**100**	**1,834,887**	**100**
21	DOMESTIC	1,640,358	82	1,558,022	85
22	FOREIGN	354,855	18	276,865	15
23	TRANSLATED INTO DOLLARS (***)	39,701	2	29,222	2
6	**TOTAL FINANCING COST**	**43,274**	**100**	**21,773**	**100**
24	INTEREST PAID	28,000	65	67,185	309
25	EXCHANGE LOSSES	38,226	88	0	0
26	INTEREST EARNED	6,046	14	29,476	135
27	EXCHANGE PROFITS	0	0	1,509	7
28	GAIN DUE TO MONETARY POSITION	(16,906)	(39)	(14,427)	(66)
8	**OTHER FINANCIAL OPERATIONS**	**33,714**	**100**	**47,324**	**100**
29	OTHER NET EXPENSES (INCOME) NET	33,714	100	47,324	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**33,678**		**100 26,601**	**100**
32	INCOME TAX	9,854	29	9,968	37
33	DEFERED INCOME TAX	23,175	69	16,379	62
34	WORKERS' PROFIT SHARING	649	2	254	1
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE** QUARTER: 2 YEAR 2002
JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	2,665,122	2,573,354
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	3,750,477	3,410,378
39	OPERATION INCOME (**)	190,288	84,603
40	NET INCOME OF MAYORITY INTEREST(**)	26,417	491,672
41	NET CONSOLIDATED INCOME (**)	24,783	472,494

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE** QUARTER: **2** YEAR: **2002**
JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET**	**18,586**	**29,504**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	80,732	86,554
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**99,318**	**116,058**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(277,433)	379,448
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(178,115)**	**495,506**
6	CASH FLOW FROM EXTERNAL FINANCING	87,290	(229,293)
7	CASH FLOW FROM INTERNAL FINANCING	0	547
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**87,290**	**(228,746)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(107,464)**	**(76,597)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	(198,289)	190,163
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	358,592	38,739
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	160,303	228,902

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE** QUARTER: **2** YEAR: **2002**
JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**80,732**	**86,554**
13	DEPRECIATION AND AMORTIZATION FOR THE	71,334	70,639
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	9,398	15,915
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(277,433)**	**379,448**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	(2,683)	(24,220)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(33,277)	(47,547)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(344,289)	632,224
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	13,197	(123,265)
22	+ (-) INCREASE (DECREASE) IN OTHER	89,619	(57,744)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**87,290**	**(229,293)**
23	+ SHORT-TERM BANK AND STOCK MARKET	6,783	(156,089)
24	+ LONG-TERM BANK AND STOCK MARKET	78,044	(70,447)
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	2,463	(2,757)
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**547**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	0	547
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(107,464)**	**(76,597)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(89,507)	(75,012)
36	(-) INCREASE IN CONSTRUCTIONS IN	0	0
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	6,875	7,172
39	+ (-) OTHER ITEMS	(24,832)	(8,757)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE** QUARTER: **2** **2002**

JUGOS DEL VALLE, S.A DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	0.93	%	1.61	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	1.73	%	32.23	%
3	NET INCOME TO TOTAL ASSETS (**)	0.72	%	14.80	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	90.96	%	48.90	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.09	times	1.07	times
7	NET SALES TO FIXED ASSETS (**)	2.42	times	2.24	times
8	INVENTORIES ROTATION (**)	4.60	times	4.54	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	39	days	39	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	6.90	%	22.47	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	55.37	%	52.12	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.24	times	1.09	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	53.18	%	35.32	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	35.24	%	19.89	%
15	OPERATING INCOME TO INTEREST PAID	4.71	times	2.06	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.97	times	2.05	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.56	times	1.36	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.16	times	0.96	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.86	times	0.84	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	15.23	%	22.33	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	4.98	%	6.33	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(13.90)	%	20.68	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(6.36)	times	7.38	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00	%	100.24	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	0.00	%	(0.24)	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	83.29	%	97.93	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE** QUARTER: **2** YEAR: **2002**
JUGOS DEL VALLE, S.A DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.45		$ 7.74	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.45		$ 7.74	
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.04		$ 0.08	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.13	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 26.16		$ 26.19	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	1.15	times	0.23	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	66.17	times	0.73	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FIRST HALF 2002 REPORT (CEO)

The sales volumes of Jugos del Valle continue showing an important growth at the end of the second quarter. The volume of 55.8 million unit boxes during this period represented a growth of 17.1% in respect to the same period of the previous year.

The invoice volume in the domestic market was of 45.1 million boxes, which represents an increase of 12.4% in respect to the same quarter of the previous year, highlighting the growth in the orangeades segment about 14.2% and the carbonated drinks division with the 22.8%.

Regarding exports, the growth in the invoiced volume was of 42% in respect to the same period of 2001, highlighting the volumes of Brazil and USA.

During the second quarter, the company move 28.4 million boxes considerate all the divisions, represented an increase of volume about 3.4% in respect of the first quarter and 14.5% in respect to the same period of 2001.

At the end of the second quarter of 2002, the consolidated net income of Jugos del Valle of $1995.2 million represents an increase of 8.7% over the same period of the previous year.

The domestic net income increased 5.3% in respect to the second quarter of 2001, highlighting the growth in the beverages segment of 9.5% and the carbonated drinks division with the 11.0%.

Net income in the international market grew 28.2% in respect to the same period of the previous year, highlighting the growth of 76.3% of the USA and 48.1% of Brazil sales. In terms of dollars, the growth of this area was 35.9%. Net income in Brazilian Reales increased 77.5%, however, the operation were affected for de Real devaluation.

The contribute of the new products respect the total income accumulated at the second quarter were 9.8% and the international area represented 17.8%.

The Consolidated Gross Profit generated by Jugos del Valle during the first and second quarter of 2002 in the amount of $989.1 million represents an increase of 12.9% over the same period of the previous year, and the percentage of net sales represents 49.6%, showing an increase of 2 percentage points. It also shows a recuperation of 49.3% of the first quarter only, as a result of the implementation of the cost reduction programs and the benefits achieved in the corporate negotiations of the Company's main expenses.

Operating expenses of our group expressed as the percentage of net sales represented 43.0%, showing an increase of 2.8 percentage points. In real terms, the operating expenses show a growth of 16.2% in respect to the same period of 2001, derived from major variable expenses of sales and distribution associated with the growth of invoiced volume of 17.1%, as well as an increase of the investment in publicity and promotion expenses which has increased 27.5% in respect to the same period of the previous year, focused on the strengthening of our brands and channels and the purchase of the operation of our principal national distributor in last march.

Operating expenses were affected by the process of implementation of our new logistical operation that represented the recruting of the external logistical servants that will allow a bigger efficiency in the delivery of our products and a gradual reduction of expenses when going adjusting the number of own distribution centers.

In relation to the previous quarter, the operating expenses were increase in 11.3% ($45.9 million), as a consequence of the before paragraph.

The Company's Operating Results in the first six month were $131.8 million present a margin decrease of 4.8% over the same period of the previous year and represent 6.6% in relation to net income.

The UAFIR generated during the six first month, in the amount of 203.1 million, represents 10.2% over net sales, this shows an decrease of 2.8% to that obtained in the same quarter of the previous year.

The Total Financing Cost representing 2.2% over net sales versus 1.2% of the same period of 2001, representing an increase of $21.5 million in real terms, due mainly to the unfavorable exchange fluctuation happened in the second quarter of the year.

The income tax provisions include an effect of $23.2 million of deferred taxes as a result of the application of Bulletin D-4.

Derived from the aforementioned factors, the Majority Net Results of Jugos del Valle in the first half of 2002 show a profit of $18.7 million, representing 0.9% over net sales, showing an decrease of $11.9 million in real terms against the same period of the previous year.

In reference to the Company's financial situation, we continue with favorable financial indicators although affected by the results of the second quarter and the unfavorable exchange fluctuation happened in this quarter.

If we check the balance at the end of 2001, a reduction is observed in the line of effective and investments of short time for $198 millions used for a work capital and increase. We increase our liabilities in the first half for $90 millions, added by the effect of upgrade of liabilities in foreign currency of $59 millions.

Our leveral level increase from 1.11 to 1.24 times (without considering the position of effective and temporary investments) and the leveral with cost grew from 0.52 to 0.57 times.

However, the payment of interests to total liabilities with cost for the last 12 months, diminish from 12.94% to 6.90%, likewise the covering of interests (UAFIR to net interests) it improved from 5.94 to 9.78 times, and continued with it restructures it of pasive bank, diminishing the liabilitieses of short term from 45.2% to 41.6% of the total bank liabilities.

The days of sales to be charged reduce from 42 to 39 days and improves the index of liquidity from 1.54 to 1.56 times, and the rotation of inventories diminishes lightly from 5.05 to 4.60 times, derived of the growth of the inventories of finished products, originated by the strategy of increasing this inventories for the closing of the plant of Xochimilco and the amplification of capacity in the plant of Tepotzotlán, State of Mexico.

In summary amid a recessive market, the Company has maintained the rhythm of growth in its sales and the strategy of diversification of products and markets, has implemented a series of actions that they have allowed him to continue improving the gross margins of its products, affecting its operative profitability temporarily when increasing its expenses of publicity and marketing, looking for the invigoration of its marks and channels, with special emphasis to the sale channel to detail, as well as for the growth in derived distribution expenses of the process of implementation of the new logistical operation model.

Sin embargo la Compañía tiene en marcha una serie de proyectos estratégicos que le permitirán mejorar su rentabilidad operativa, reduciendo sus costos y gastos de operación, entre los cuales destacan:
However the Company has in march a series of strategic projects that we will allow to improve our operative profitability, reducing costs and operation expenses, among which highlight:

The closing of the plant of Xochimilco consolidating the total of production lines in the plant of Tepotzotán, State of Mexico with important savings in costs and expenses of production of the products, as well as the elimination of the

DIRECTOR REPORT (1)

ANNEX 1

expenses that represented having working the plant of Xochimilco. At the moment the lines are in installation process and the closing of the plant mentioned it was made with date June 30.

The logistical process of purification of distribution centers, substituted with external logistical operators, achieving a bigger delivery efficiency and reduction in the fixed expenses of distribution, will be have a variable operation expenses.

The process of integration of the operation of recently acquired direct distribution will be reduce the operation expenses when the implementing the synergies with the actual distribution centers.

The amplification of the capacity installed with the top tip technology in the plant of Tijuana, B.C. will guarantees us the continuity in our growth and the generation of additional saving to the operation

Finally, the improvement in the operative margins of the operation of Mexico, supplemented with the generation of positive results of the international operation contributed by the operation of Brazil and United States, will contribute to the growth of the profitability of the group.

ROBERTO ALBARRÁN CAMPILLO
CEO

NOTA 1: **PRINCIPALES POLÍTICAS CONTABLES Y FINANCIERAS**

Los estados financieros que se acompañan fueron preparados de conformidad con principios de contabilidad generalmente aceptados. A continuación se resumen las políticas de contabilidad más importantes utilizadas por la Compañía para la preparación de sus estados financieros:

a) Bases de preparación de los estados financieros y valuación de la inversión en subsidiarias-

- Los estados financieros no consolidados adjuntos, han sido elaborados con el propósito de dar cumplimiento a diversas disposiciones legales y estatutarias, presentando la inversión de JUVASA en subsidiarias valuadas a través del método de participación, el cual consiste en reconocer como valor de la inversión la parte proporcional del capital contable actualizado de las subsidiarias, correspondiente a la tenencia accionaría. Con este procedimiento se igualan el capital contable y los resultados del ejercicio de los estados financieros consolidados y no consolidados.

- La Administración de la Compañía ha preparado estados financieros consolidados de JUVASA y subsidiarias al 30 de Junio de 2002 y 2001, los cuales son emitidos en esta misma fecha.

- El exceso del costo sobre el valor neto en libros de subsidiarias, generado por la adquisición de Compañías subsidiarias, se amortiza en un plazo de 15 años a partir de la fecha de adquisición y se actualizan utilizando factores derivados del Índice Nacional de Precios al Consumidor (INPC), publicado por el Banco de México.

Utilidad (pérdida) integral-

A partir del 1° de enero de 2001, se encuentra en vigor el Boletín B-4 "Utilidad Integral", emitido por el Instituto Mexicano de Contadores Públicos, A.C., que establece las reglas de presentación y revelación de la utilidad integral y de sus componentes.

El efecto de la adopción de este nuevo pronunciamiento se presenta en el estado de variaciones en el capital contable como utilidad (pérdida) integral, y adicionalmente para cumplir con las disposiciones de este nuevo Boletín, se reestructuró dicho estado por el año 2000.

El importe de la utilidad (pérdida) integral que se presenta en el estado de variaciones en el capital contable, es el resultado de la actuación total de la Compañía durante el año y está representado por la utilidad neta, más el efecto inicial de la adopción del Boletín D-4 "Impuesto sobre la renta diferido", los efectos del resultado por tenencia de activos no monetarios y el efecto de conversión de los estados financieros de entidades extranjeras que, de conformidad con los principios de contabilidad aplicables, se llevaron directamente al capital contable.

b) Reconocimiento de los efectos de la inflación-

- Los estados financieros están expresados en miles de pesos de poder adquisitivo del 30 de junio de 2002, para lo cual se aplicaron factores derivados del INPC.

- El capital social, las utilidades acumuladas, la prima en emisión de acciones y el efecto acumulado de impuesto sobre la renta diferido incluyen sus efectos de actualización, los cuales se determinan aplicando factores derivados del INPC. Esta actualización representa la reserva necesaria para mantener en pesos de valor constante dichos conceptos.

- El exceso en la actualización del capital corresponde básicamente a la utilidad acumulada por tenencia de activos no monetarios, la cual representa la diferencia entre el valor de los activos no monetarios actualizados mediante costos específicos y el determinado utilizando factores derivados del INPC. A partir de 1998, se incluyen los efectos de conversión de entidades extranjeras de acuerdo a las disposiciones del Boletín B-15, emitido por el Instituto Mexicano de Contadores Públicos, A.C.

- La ganancia por posición monetaria incluida en el costo integral de financiamiento, representa el efecto que ha producido la inflación sobre el neto de los activos y pasivos monetarios. Los activos monetarios producen una pérdida y los pasivos monetarios una utilidad.

c) Inventarios y costo de ventas-

- Los inventarios están valuados a costo de reposición, que no exceden su valor neto de realización, excepto los inventarios de azúcar que se encuentran valuados a precios preferenciales de acuerdo a los acuerdos establecidos.

- El costo de ventas se encuentra actualizado a pesos constantes con base a costos de reposición.

d) Propiedades, planta y equipo-

- Se registran a su valor actualizado, determinado mediante la aplicación de factores derivados del INPC.

- La depreciación se calcula aplicando el método de línea recta, con base a las vidas útiles remanentes de los activos, determinados por perito valuador independiente.

e) Patentes y marcas-

- Se registran al costo de adquisición y se actualizan utilizando factores derivados del INPC.

- La amortización se calcula aplicando el método de línea recta, considerando el valor actualizado a las tasas máximas autorizadas por la Ley del Impuesto Sobre la Renta.

f) Inversiones temporales-

- Se valúan al costo de adquisición, más rendimientos devengados, el cual no excede a su valor de mercado.

g) Utilidad básica por acción ordinaria-

- La utilidad básica por acción ordinaria se calcula dividiendo la utilidad neta entre el promedio ponderado de acciones ordinarias en circulación durante los años terminados al 30 de junio de 2002 y 2001.

h) Obligaciones laborales-

- Las primas de antigüedad y el plan de retiro voluntario, se reconocen como costos durante los años de servicio del personal. Los costos se calculan por actuarios independientes, con base en el método de crédito unitario proyectado utilizando tasas de descuentos netas.

- Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte, de acuerdo con la Ley Federal del Trabajo, se registran en los resultados del año en que son exigibles.

i) Impuesto sobre la renta y participación de los trabajadores en las utilidades diferidos-

- A partir del 1° enero de 2000, la Compañía aplicó los lineamientos establecidos en el Boletín D-4 "Tratamiento contable del impuesto sobre la renta, del impuesto al activo y de la participación de los trabajadores en la utilidad", emitido por el Instituto Mexicano de Contadores Públicos.

j) Transacciones y valuación de saldos en moneda extranjera-

- Las transacciones en moneda extranjera, se registran al tipo de cambio vigente a la fecha en que éstas se realizan. Los activos y pasivos se actualizan al tipo de cambio vigente a la fecha del balance general. Las diferencias motivadas por fluctuaciones en los tipos de cambio entre las fechas de concertación de las transacciones y su liquidación o valuación al cierre del ejercicio se aplican a resultados.

k) Reconocimiento de ingresos-

- Los ingresos y sus costos relativos, se reconocen en el período en que se transfieren los riesgos y beneficios de los inventarios a los clientes que los adquieren, lo cual generalmente ocurre cuando se entregan dichos inventarios en cumplimiento de sus pedidos.

l) Reserva para recompra de acciones-

- De conformidad con la Ley del Mercado de Valores, la Compañía constituyó una reserva de capital proveniente de las utilidades acumuladas, denominada Reserva para Recompra de Acciones, con el objeto de fortalecer la oferta y la demanda de sus acciones en el Mercado de Valores. Las acciones que con motivo de la adquisición temporal sean retiradas del mercado, serán consideradas como acciones en tesorería.

m) Uso de estimaciones-

- La preparación de los estados financieros de conformidad con principios de contabilidad generalmente aceptados, requiere que la Administración efectúe estimaciones y suposiciones que afectan las cifras reportadas de activos y pasivos; así como la revelación de los activos y pasivos contingentes a la fecha de los estados financieros. Los resultados que sean obtenidos podrían diferir de dichas estimaciones.

n) Nuevos pronunciamientos:

Efectivo-

A partir del 1° de enero de 2001 se encuentra en vigor el Boletín C-1 "Efectivo" emitido por el Instituto Mexicano de Contadores Públicos, A.C. que establece las reglas de valuación, presentación y revelación del efectivo y sus equivalentes. Asimismo, las disposiciones normativas contenidas en el Boletín de referencia se han aplicado en la preparación de los estados financieros al 30 de junio de 2002 y 2001 y corresponden a las prácticas contables seguidas por la Compañía con anterioridad al pronunciamiento contable de referencia.

Instrumentos financieros-

A partir del 1 de enero de 2001 se encuentra en vigor el Boletín C-2 "Instrumentos Financieros" emitido por el Instituto Mexicano de Contadores Públicos, A.C. que establece las reglas de valuación, presentación y revelación en la información financiera que deben seguir los emisores o inversionistas de instrumentos financieros. Los estados financieros al 30 de junio de 2002 y 2001, observan las disposiciones normativas de dicho pronunciamiento; sin embargo, la Compañía ha seguido la práctica de no realizar operaciones con instrumentos financieros derivados con carácter especulativo.

Pasivo, provisiones, activos y pasivos contingentes y compromisos-

En noviembre de 2001, se publicó el Boletín C-9 "Pasivo, Provisiones, Activos y Pasivos Contingentes, y Compromisos", emitido por el Instituto Mexicano de Contadores Públicos, A.C., con vigencia a partir del 1° de enero de 2003, el cual establece las reglas de valuación, presentación y revelación de los pasivos y provisiones, de los activos y pasivos contingentes, así como las reglas de revelación de los compromisos contraídos. A la fecha de emisión de estos estados financieros, no se han determinado los posibles efectos relativos al reconocimiento de las disposiciones normativas del Boletín de referencia.

Activos intangibles-

En enero de 2002, se publicó el Boletín C-8 "Activos intangibles" emitido por el Instituto Mexicano de Contadores Públicos, A.C., con vigencia a partir del 1º de enero de 2003, el cual establece las reglas de valuación, presentación y revelación de los activos intangibles. A la fecha de emisión de estos estados financieros, no se han determinado los posibles efectos relativos al reconocimiento de las disposiciones normativas del Boletín de referencia.

NOTA 3 : CRÉDITOS BURSÁTILES

Al 30 de Junio de 2002, la empresa no tenía contratados Créditos Bursátiles

NOTA 4 : COMPROMISOS Y CONTINGENCIAS

Al 30 de Junio de 2002, se tienen los siguientes compromisos y contingencias:

- Jugos del Valle, S.A. de C.V., esta avalando un crédito refaccionario a su subsidiaria **Sucos del Valle Do Brasil LTDA** por un monto de **$13,465,705.00 Reales**, el crédito fue contratado a un plazo de 6 años, incluyendo un año de gracia a una tasa preferencial denominada TJLP, mas un spread de 5 puntos.

- Con fecha 12 de septiembre del 2001, la compañía Jugos del Valle S.A. de C.V., estableció un Programa de Europapel Comercial, por un monto máximo de US $ 50,000,000 de dólares con plazos de 90 a 360 días, habiendo emitido a la fecha una segunda serie de US $ 20,000,000 de dólares a un plazo de 275 días y con vencimiento al día 23 de enero del 2003.

- Jugos del Valle S.A. de C.V. es Aval de Arrendadora Jugos del Valle S.A. de C.V. por dos contratos de Arrendamiento Puro, pactados a un plazo de tres años con Lantz Duret Trade Company, S.A. de C.V. el primero se celebro con fecha 29 de marzo del 2002, y tiene un valor de $7,906,940.00, con amortizaciones fijas mensuales de $223,944.00, habiendo pagado a la fecha dos amortizaciones; el segundo contrato se firmo el 8 de mayo del 2002, y tiene un valor de $ 1,827,866, con amortizaciones fijas de $ 51,763.00, el primer pago deberá efectuarse en el mes julio del 2002.

- Grupo Embotellador del Valle, S.A. de C.V. (Subsidiaria de Promotora Jugos del Valle, S.A. de C.V.) tiene diversas contingencias laborales y federales provenientes del ejercicio de 1998 y ejercicios anteriores, a esta fecha no es posible determinar de manera exacta el valor de las contingencias de referencia, así mismo el tiempo que tomará agotar todas las instancias administrativas y judiciales a las que se encuentran sujetas. Sin embargo, tales contingencias han sido reconocidas por la Familia Guajardo (antiguos dueños) y asumen cualquier responsabilidad de pago derivada de cualquier reclamación o litigio, este acuerdo fue firmado el 3 de enero de 2001. A la fecha no se han firmado aún las garantías respectivas, aun cuando de modo informal, se ha desarrollado (a través de diversas gestiones) un sistema de garantías entre la Familia Guajardo y la Compañía.

- Jugos del Valle tiene 16 demandas laborales a nivel nacional en cuyo caso la contingencia estimada es de $5,000,000; *algunos de los casos son juicios derivados de la antes subsidiaria Florida* 7, S.A. de C.V. y *la* subsidiaria Asesores y Promotores del Mercado, S.A. de C.V.El pasivo contingente puede variar toda vez que esta sujeto a negociaciones y etapas propias del proceso jurídico, por lo que a la fecha no se tiene considerada ninguna reserva.

NOTA 5: CAPITAL CONTABLE

CAPITAL CONTABLE	NOMINAL	ACTUALIZACION	TOTAL
CAPITAL SOCIAL	57,714	302,191	359,905
PRIMA EN COLOCACION DE ACCIONES	73,774	184,162	257,936
UTILIDAD(PERDIDA) ACUMULADA	815,508	321,630	1,137,138
RESULTADOS ACUMULADOS	804,226	302,711	1,106,937
RESERVA LEGAL	11,282	18,919	30,201
	815,508	321,630	1,137,138
RESERVA PARA ADQUISICION DE ACCIONES	22,074	58,612	80,686
EXCESO O INSUFICIENCIA EN LA ACT DEL CAPITAL	14,416	17,120	31,536
EFECTO ACUMULADO DE IMPUESTOS DIFERIDOS	-309,971	-50,408	-360,379
	-295,555	-33,288	-328,843
RESULTADO DEL EJERCICIO	18,161	572	18,733
TOTAL	**691,676**	**833,879**	**1,525,555**

PARTICIPACION MINORITARIA:	8,121	494	8,615
TOTAL CAPITAL CONTABLE CONSOLIDADO:	**699,797**	**834,373**	**1,534,170**

NOTA 08 : IMPUESTOS DIFERIDOS

El resultado contable difiere del resultado fiscal debido principalmente al efecto de diferencias permanentes, básicamente en partidas incluidas en el estado de resultados para reflejar los efectos de la inflación y diferencias temporales (no representativas), que afectan contablemente y fiscalmente en distintos ejercicios.

De acuerdo con la legislación fiscal vigente, las empresas deben pagar el impuesto que resulte mayor entre el ISR y el IMPAC. Ambos impuestos reconocen los efectos de la inflación, aunque en forma diferente de los Principios de Contabilidad Generalmente Aceptados. La Ley del IMPAC establece un impuesto del 1.8% sobre los activos actualizados, inventarios, propiedades, planta y equipo, deducidos de algunos pasivos.

Como resultado de las modificaciones a la ley del ISR aprobadas el 1º de enero de 2002, la tasa de ISR actual del 35% se reducirá anualmente a partir del 2003 hasta que la tasa nominal sea del 32% en el 2005.

NOTA 12 : RESULTADOS NETOS MENSUALES

JUGOS DEL VALLE, S.A. DE C.V.

	Resultados Netos ACUMULADOS		Resultados Netos del EJERCICIO MENSUAL		Resultados Netos EJER. ACUMULADO	INDICE	
MES	**NOMINAL**	**ACTUALIZADO**	**NOMINAL**	**ACTUALIZADO**	**ACTUALIZADO**	**DE ORIGEN**	**AL CIERRE**
ENE.'02	1,186,616	1,196,109	18,949	18,959	18,959	354.662	360.669
FEB.'02	1,186,616	1,192,786	15,413	15,374	34,332	354.434	360.669
MAR.'02	1,186,616	1,202,873	17,596	17,503	51,836	356.247	360.669
ABR.'02	1,186,616	1,211,298	12,975	13,565	65,401	358.193	360.669
MAY.'02	1,186,616	1,212,366	-26,383	-26,277	39,124	358.919	360.669
JUN.'02	1,186,616	1,217,824	-20,391	-20,391	18,733	360.669	360.669
JUL.'01	1,105,675	1,131,870	-37,518	-39,473	-20,740	342.801	360.669
AGTO.'01	1,106,036	1,131,458	-1,448	-1,515	-22,254	344.832	360.669
SEPT.'01	1,106,036	1,143,624	16,588	17,190	-5,064	348.042	360.669
OCT.'01	1,106,036	1,149,928	-8,858	-9,138	-14,202	349.615	360.669
NOV.'01	1,106,036	1,154,905	8,761	9,003	-5,199	350.932	360.669
DIC.'01	1,106,036	1,154,684	30,806	31,616	26,417	351.418	360.669

STOCK EXCHANGE CODE: **VALLE**
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: **2** YEAR: **2002**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos) \CQUISITIOI COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 ASESORES Y PROMOTORES DEL MERCADO, S.A. DE C.V.	PREST DE SERV DE DISTRIB Y VTA DE PROD.	449,996	99.99	450	5,256
2 COMERCIALIZADORA VALVITA, S.A. DE C.V.	FAB VENTA DE SALSA DE TOMATE	20,316,200	99.99	20,316	21,276
3 INMOBILIARIA JUVASA, S.A. DE C.V.	COMPRA-VENTA DE OPERAC DE MUEBLES E INM	49	98.00	49	236
4 JUGOS DEL VALLE USA, INC	COMPRA Y VTA DE JUGOS Y NECT DE FRUTA	19,960	100.00	15,638	(11,967)
5 HOLDINBRAS PARTICIPACOES, LTDA Y SUBSIDIARIA	FAB, COMPRA VTA DE JUGOS Y NECT DE FRUT	52,669,679	99.99	287,416	73,156
6 PROMOTORA JUGOS DEL VALLE, S.A. DE C.V. Y SUBS	PROD. VTA Y DIST. DE BEB CARB.	153,382	99.99	153,382	65,284
7 JUGOS DEL VALLE ESPAÑA, S.L	COMPRA Y VTA DE JUGOS Y NECT DE FRUTA	2,532	99.96	691	(1,567)
8 CODEMEXICO, S.A. DE C.V.	FABRICACION DE LACTO BASILOS	13,205,224	96.61	13,205	5,472
9 GRUPO ALIMENTOS MEXICANOS,S.A. DE C.V.	PREST. DE SERV. ADMON Y FINANC.	100,000	66.67	100	1,472
TOTAL INVESTMENT IN SUBSIDIARIES				**491,247**	**158,618**
OTHER PERMANENT INVESTMENTS					0
TOTAL					**158,618**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE COD**VALLE**
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: **2** YEAR: **2002**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	27,147	6,697	20,450	58,784	13,084	66,150
MACHINERY	515,792	149,971	365,821	960,938	275,301	1,051,458
TRANSPORT EQUIPMENT	117,623	58,014	59,609	81,935	38,908	102,636
OFFICE EQUIPMENT	21,224	7,239	13,985	19,315	12,455	20,845
COMPUTER EQUIPMENT	77,192	60,736	16,456	59,418	18,918	56,956
OTHER	60,042	16,950	43,092	97,321	32,957	107,456
DEPRECIABLES TOTAL	**819,020**	**299,607**	**519,413**	**1,277,711**	**391,623**	**1,405,501**
NOT DEPRECIATION ASSETS						
GROUNDS	4,381	0	4,381	11,840	0	16,221
CONSTRUCTIONS IN PROCESS	99,235	0	99,235	29,234	0	128,469
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**103,616**	**0**	**103,616**	**41,074**	**0**	**144,690**
TOTAL	**922,636**	**299,607**	**623,029**	**1,318,785**	**391,623**	**1,550,191**

STOCK EXCHANGE CODE: **VALLE**
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: **2** YEAR: **2002**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

NOTES

STOCK EXCHANGE CODE: **VALLE**
JUGOS DEL VALLE, S.A DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

QUARTER: **2** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
UNSECURED DEBT																
BITAL	17/09/2002	12.08	3,992	0	0	0	0	0	0	0	0	0	0	0	0	0
ITAU-BNDS EXIM	15/03/2004	12.00	0	0	0	0	0	0	0	0	0	0	7,513	0	0	0
OTHER FINANCIAL ENTITIES																
SIMPLE			0	0	0	0	0	0	0	0	0	0	0	0	0	0
QUADRUM	30/12/2002	10.80	2,857	0	0	0	0	0	0	0	0	0	0	0	0	0
IXE BANCO	30/07/2003	11.30	16,000	2,667	0	0	0	0	0	0	0	0	0	0	0	0
P.N.C. BANK	02/05/2003	2.87	0	0	0	0	0	0	0	0	0	708	0	0	0	0
RABOBANK	18/05/2004	2.63	0	0	0	0	0	0	0	0	0	2,492	2,492	0	0	0
BANAMEX	12/06/2007	5.24	0	0	16,666	0	16,664	16,666	16,666	16,670	0	0	0	0	0	0
REFACCIONARIO			0	0	0	0	0	0	0	0	0	0	0	0	0	0
BNDES	15/01/2006	13.00	0	0	0	0	0	0	0	0	0	5,106	5,106	5,106	5,106	26,379
ITAU-BNDS FINAME	15/08/2006	14.50	0	0	0	0	0	0	0	0	0	0	186	0	0	0
ARRENDAMIENTO FINANCIEROS			0	0	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/12/2002	12.26	1,679	0	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/01/2003	12.26	112	0	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/06/2003	12.26	3,247	0	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/09/2003	12.26	279	79	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/05/2003	11.76	4,907	0	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/09/2004	11.76	277	404	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/09/2004	11.76	667	975	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/12/2004	11.76	247	433	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/12/2004	11.76	305	535	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/12/2004	11.76	163	285	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/12/2004	11.76	39	69	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/12/2004	11.76	652	1,141	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/12/2004	11.76	145	252	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/02/2005	11.76	170	329	0	0	0	0	0	0	0	0	0	0	0	0
MIFEL	01/02/2005	11.76	60	126	0	0	0	0	0	0	0	0	0	0	0	0

STOCK EXCHANGE CODE: **VALLE**
JUGOS DEL VALLE, S.A DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **2** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
VALMEX	08/04/2004	11.48	689	1,095	0	0	0	0	0	0	0	0	0	0	0	0
VALMEX	06/07/2004	11.48	75	140	0	0	0	0	0	0	0	0	0	0	0	0
VALMEX	06/08/2004	11.48	123	166	0	0	0	0	0	0	0	0	0	0	0	0
VALMEX	06/09/2004	11.48	139	288	0	0	0	0	0	0	0	0	0	0	0	0
VALMEX	06/10/2004	11.48	182	407	0	0	0	0	0	0	0	0	0	0	0	0
VALMEX	06/11/2004	11.48	45	104	0	0	0	0	0	0	0	0	0	0	0	0
VALMEX	06/02/2005	11.48	79	208	0	0	0	0	0	0	0	0	0	0	0	0
VALMEX	06/03/2005	11.48	93	255	0	0	0	0	0	0	0	0	0	0	0	0
VALMEX	06/03/2005	11.48	42	117	0	0	0	0	0	0	0	0	0	0	0	0
VALMEX	06/05/2005	11.48	43	124	0	0	0	0	0	0	0	0	0	0	0	0
VALMEX	06/05/2005	11.48	35	101	0	0	0	0	0	0	0	0	0	0	0	0
VALMEX	06/05/2005	11.48	44	126	0	0	0	0	0	0	0	0	0	0	0	0
VALMEX	06/06/2005	11.48	57	175	0	0	0	0	0	0	0	0	0	0	0	0
VALMEX	06/06/2005	11.48	57	175	0	0	0	0	0	0	0	0	0	0	0	0
VALMEX	06/07/2005	11.50	52	180	0	0	0	0	0	0	0	0	0	0	0	0
EURO PAPEL COMERCIAL			0	0	0	0	0	0	0	0	0	0	0	0	0	0
LATIN WORLD	23/01/2003	8.50	0	0	0	0	0	0	0	0	199,996	0	0	0	0	0
SINDICADO			0	0	0	0	0	0	0	0	0	0	0	0	0	0
COMERICA	28/01/2007	5.71	0	0	0	0	0	0	0	0	69,995	0	69,999	69,999	69,999	52,498
COMERICA	28/01/2007	5.71	0	0	0	0	0	0	0	0	31,578	0	31,578	31,578	31,578	23,686
TOTAL BANKS			**37,553**	**10,956**	**16,666**	**0**	**16,664**	**16,666**	**16,666**	**16,670**	**301,569**	**8,306**	**116,874**	**106,683**	**106,683**	**102,563**
PROVEEDORES																
MATERIALES			329,299	0	66,562	0	0	0	0	0	44,324	0	0	0	0	0
REFACCIONES			25,636	0	4,113	0	0	0	0	0	0	0	0	0	0	0
ACTIVO FIJO			0	0	0	0	0	0	0	0	5,188	0	0	0	0	0
FLETEROS			2,241	0	218	0	0	0	0	0	428	0	0	0	0	0
TOTAL SUPPLIERS			**357,176**	**0**	**70,893**	**0**	**0**	**0**	**0**	**0**	**49,940**	**0**	**0**	**0**	**0**	**0**

STOCK EXCHANGE CODE: **VALLE**
JUGOS DEL VALLE, S.A DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **2** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
DIVERSAS PROVISIONES			145,033	0	0	0	0	0	0	0	29,427	0	17	0	0	35,901
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**145,033**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**29,427**	**0**	**17**	**0**	**0**	**35,901**
			539,762	**10,956**	**87,559**	**0**	**16,664**	**16,666**	**16,666**	**16,670**	**380,936**	**8,306**	**116,891**	**106,683**	**106,683**	**138,464**

NOTES

TIPO DE CAMBIO OFICIAL A DOLARES ES DE 9.9998

STOCK EXCHANGE CODE: **VALLE** QUARTER: **2** YEAR: **2002**
JUGOS DEL VALLE, S.A DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	15,327	144,247	24,374	210,608	354,855
OTHER	0	0	0	0	0
TOTAL	**15,327**	**144,247**	**24,374**	**210,608**	**354,855**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	11,719	108,113	0	0	108,113
INVESTMENTS	1,298	12,770	696	6,471	19,241
OTHER	417	4,002	1	5	4,007
TOTAL	**13,434**	**124,885**	**697**	**6,476**	**131,361**
NET BALANCE	**1,893**	**19,362**	**23,677**	**204,132**	**223,494**
FOREING MONETARY POSITION					
TOTAL ASSETS	**29,885**	**298,841**	0	0	**298,841**
LIABILITIES POSITION	**101,221**	**1,012,188**			**1,012,188**
SHORT TERM LIABILITIES POSITION	47,681	476,801	0	0	476,801
LONG TERM LIABILITIES POSITION	53,540	535,387	0	0	535,387
NET BALANCE	**(71,336)**	**(713,347)**			**(713,347)**

NOTES

LOS TIPOS DE CAMBIO UTILIZADOS FUERON:
MONEDA-REALES (T.C. A DOLARES) 0.34758
MONEDA-EUROS (T.C. A DOLARES) 0.9976
TIPO DE CAMBIO OFICIAL EN DOLARES ES DE 9.9998

STOCK EXCHANGE CODE:**VALLE**
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: **2** YEAR: **2002**

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	1,024,125	1,442,285	418,160	0.92	3,847
FEBRUARY	1,200,048	1,598,277	398,229	0.06	(239)
MARCH	1,275,269	1,681,382	406,113	0.51	2,071
APRIL	1,165,929	1,631,643	465,714	0.55	2,561
MAY	1,211,080	1,725,096	514,016	0.20	1,028
JUNE	1,318,095	1,848,848	530,753	0.49	2,601
ACTUALIZATION:	0	0	0	0.00	110
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	4,927
OTHER	0	0	0	0.00	0
TOTAL					**16,906**

NOTES

EMPRESAS EXTRANJERAS:
JUGOS DEL VALLE USA, INC.
HOLDINBRAS PARTICIPACOE, LTDA
JUGOS DEL VALLE ESPAÑA, S.L.

STOCK EXCHANGE CODE: **VALLE**
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: **2** YEAR: **2002**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NO APLICA

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

STOCK EXCHANGE CODE: **VALLE**
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: **2** YEAR: **2002**

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
PLANTA TEPOTZOTLAN	FAB. Y VTA DE JUGOS, NECT.Y BEBIDAS DE FRUTA	40,558	76
PLANTA ZACATECAS	FAB. Y VTA DE JUGOS, NECT.Y BEBIDAS DE FRUTA	4,735	79
PLANTA TIJUANA	FAB Y VENTA DE NARANJADAS	7,644	34
PLANTA ENSENADA	FAB Y VENTA DE SALSA DE TOMATE	654	22
PLANTA BRASIL	FAB Y VENTA DE JUGOS Y NECTARES	11,718	68
PLANTA AZCAPOTZALCO	FAB Y VENTA DE BEBIDAS CARBONATADAS	15,047	38
PLANTA MONTERREY	FAB Y VENTA DE BEBIDAS CARBONATADAS	6,319	66
PLANTA TEPEJI DEL RIO	FAB Y VENTA DE PRODUCTOS LACTEOS	128	60
PLANTA FLORIDA 7	FAB Y VENTAS DE JUGOS, NECTARES Y NARANJADAS	9,050	43
PLANTA ZACATECAS (PULPAS)*	FABRICACION DE PULPAS Y CONCENTRADOS DE FRUTA	12,776	37
PLANTA VERACRUZ (PULPAS)*	FABRICACION DE PULPAS Y CONCENTRADOS DE FRUTA	3,082	24

NOTES

CAPACIDAD EXPRESADA EN MILES DE KILOS DE PULPA CONCENTRADA
CAPACIDAD INSTALADA EN CAJAS ESTANDAR DE 24 PZAS DE 8 OZ. CADA UNA

STOCK EXCHANGE CODE: **VALLE**
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: **2** YEAR: **2002**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
PULPAS, JUGOS Y FRUTAS	CITROFRUT,CONFRUTTA ,VALLE RED	PULPAS	CONSERVERA PENZTKE	SI	13.30
			CORP. ACONCAGUA JR. WOOD		
AZUCAR	COPROBAMEX			SI	3.20
FRUCTUOSA	ALMEX, S.A.			SI	5.90
BOTELLAS	COMPAÑIA VIDRIERA, S.A. DE C. SILICES DE VERACRUZ, S.A. DE			SI	10.80
BOTES	FAMOSA Y VAN CAN			SI	6.50
TAPAS	FAMOSA, VAN CAN, PORTOLA, WHITE CAP	TAPAS	TEICH ALUMINIUM COMBIBLOC	SI	11.20
PAPEL	TETRAPAK	PAPEL	COMBIBLOC, TETRAPAK	SI	8.90
		POLIETILENO ALTA DENSIDAD	CHEMTEX	SI	1.80
OTROS					17.10

NOTES

STOCK EXCHANGE CODE: **VALLE**
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: **2** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
JUGOS Y NECTARES	30,116	634,308	16,774	849,564	36.30	VALLE REDONDO	ALM. AURRERA
						BOTELLIN	GIGANTE, S.A.
						FRUTSI	
BEBIDAS DE FRUTA	8,258	110,554	9,316	335,035	29.50	BEBERE	COMERCIAL MEXICAN/
						TROPICANA	GRATEL DISTRIBUCIOI
NARANJADAS	10,652	126,915	8,476	176,100	15.40	BARRILITOS	CADENA COM OXXO
REFRESCOS	9,919	109,277	10,069	216,045		VALLE FRUT	CASA LEY
VALVITA	142	8,856	235	13,534		VAL VITA	TIENDA ISSTE
KULTAI	77	5,179	69	7,309		KULTAI	NUEVA WAL MART DE
							GRATEL QUERETARO
PULPAS Y CONCENT.	5,601	46,238		47		FLORIDA 7	MULLINS
(KILOS)							WAL MART DE MEXICC
							GRUPO CIFRA
AGUA (JDV ESENCIA							
VITAL) *			153	2,274		ESENCIA VITAL	
OTROS			12	40,450			
TOTAL		1,041,327		1,640,358			

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
JUGOS Y NECTARES			1,711	74,808	USA	VALLE REDONDO	WAL-MART / FOOD 4 L
REFRESCOS			633	19,692	USA	VALLE REDONDO	WAL-MART / FOOD 4 L
BEBIDAS DE FRUTA			111	3,707	USA	VALLE REDONDO	WAL-MART / FOOD 4 L
JUGOS Y NECTARES			7,110	210,608	BRASIL	VALLE REDONDO	AROUCA R. VENDING
JUGOS Y NECTARES			624	25,805	VENEZUELA	VALLE REDONDO	ALIMENTOS CALIFORN
JUGOS Y NECTARES			190	7,734	PUERTO RICO	VALLE REDONDO	GENERAL CANDY
JUGOS Y NECTARES			77	3,036	JAMAICA	VALLE REDONDO	CARI MED LIMITED
JUGOS Y NECTARES			57	1,276	ECUADOR	VALLE REDONDO	OTELO
JUGOS Y NECTARES			48	1,556	ARUBA	VALLE REDONDO	ROMAR TRADING CO. I
JUGOS Y NECTARES			43	1,607	CANADA	VALLE REDONDO	QUE PASA MEXICAN F(
JUGOS Y NECTARES			33	1,137	PANAMA	VALLE REDONDO	CALOX PANAMEÑA
JUGOS Y NECTARES			18	487	BELICE	VALLE REDONDO	MAJIL MEXICAN PRODI
JUGOS Y NECTARES			24	816	TRINIDAD Y TOBAGO	VALLE REDONDO	FINELINE DISTRIBUTO
JUGOS Y NECTARES			8	280	CUBA	VALLE REDONDO	C.I. NEGINTER DE CO
JUGOS Y NECTARES			6	213	JAPON	VALLE REDONDO	METO CORPORATION
JUGOS Y NECTARES			8	250	ST. MARTEEN	VALLE REDONDO	ST MARTEEN SUPER F
JUGOS Y NECTARES			6	218	ISLAS CANARIAS	VALLE REDONDO	SOTABAC SOCORRO T
JUGOS Y NECTARES			6	242	BAHAMAS	VALLE REDONDO	F. RICH TRADING COM
JUGOS Y NECTARES			6	175	SURINAM	VALLE REDONDO	KING'S ENTERPRISES
JUGOS Y NECTARES			4	128	CURACAO	VALLE REDONDO	UNITED DISTRIBUTOR!
JUGOS Y NECTARES			1	30	HONDURAS	VALLE REDONDO	DISTRIBUIDORA COME
JUGOS Y NECTARES			3	126	FINLANDIA	VALLE REDONDO	INDELFI OY
BEBIDAS DE FRUTA			5	109	Belice, Panama, Isl	VALLE REDONDO	VARIOS
NARANJADAS			8	132	Belice, Aruba.	VALLE REDONDO	MAJIL MEXICAN PRODI
PULPAS			7	683	EL SALVADOR	VALLE REDONDO	INDUSTRIAS CRISTAL
T O T A L				354,855			

NOTES

EL VOLUMEN DE LAS VENTAS DE JUGOS Y NECTARES SE ENCUENTRA EXPRESADA EN CAJAS ESTANDAR Y LAS PULPAS SE ENCUENTRAN EXPRESADAS EN KG.

*MAQUILA

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2001** — 2,578,226

Number of shares Outstanding at the Date of the NFEA: (Units) — 58,322,508

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 30 OF JUNIO OF 2002

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROI	0
- DETERMINED WORKEF	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 30 OF JUNIO OF 2002 — 2,646,320

Number of shares Outstanding at the Date of the NFEA: (Units) — 58,322,508

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **2001**	0
Number of shares Outstanding at the Date of the NFEA : (Units)	0

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2001** 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) 58,322,508

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **30** OF JUNIO OF 2002 0

Number of shares Outstanding at the Date of the NFEAR (Units) 58,322,508

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 2001 0

Number of shares Outstanding at the Date of the NFEAR (Units) 0

STOCK EXCHANGE CODE: **VALLE**
JUGOS DEL VALLE, S.A DE C.V.

QUARTER: **2** YEAR **2002**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B		0	58,322,508			58,322,508	57,714	
TOTAL			**58,322,508**	**0**	**0**	**58,322,508**	**57,714**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE
58,322,508
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
B	513,201	4.15353	30.00000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **VALLE** QUARTER: **2** YEAR **2002**
JUGOS DEL VALLE, S.A DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 30 OF JUNE OF 2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

C.P. MARCELA ALCANTARA GUTIERREZ
GERENTE DE ANALISIS E INT. DE INF. FIN.

C.P. MARIO MERCADO VARGAS
DIRECTOR CORPORATIVO DE ADMON. Y CONTRALORIA

TEPOTZOTLAN, MEX, AT JULY 26 OF 2002

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: VALLE FECHA: 26/07/200: 09:43

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	JUGOS DEL VALLE, S.A DE C.V.
DO MICILIO:	AV. INSURGENTES NO. 30
COLONIA:	BARRIO TEXCACOA
C. POSTAL:	54600
CIUDAD Y ESTADO:	TEPOTZOTLAN ,MEX
TELEFONO:	5557-97-77
FAX:	5395-63-12 **AUTOMATICO:** X
E-MAIL:	mmercado@jvalle.com.mx
DIRECCION DE INTERNET	www.jvalle.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	JVA780420DM3
DOMICILIO	AV.INSURGENTES NO. 30
COLONIA:	BARRIO TEXCACOA
C. POSTAL:	54600
CIUDAD Y ESTADO:	TEPOTZOTLAN ,MEX

RESPONSABLE DE PAGO

NOMBRE:	C.P. JORGE HERNANDEZ TREJO
DOMICILIO:	AV. EJERCITO NACIONAL NO. 904
COLONIA:	PALMAS POLANCO
C. POSTAL:	11560
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	5557-97-77
FAX:	5395-89-18

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
NOMBRE:	ING MANUEL ALBARRAN MACOUZET
DOMICILIO:	AV. EJERCITO NACIONAL NO. 904
COLONIA:	PALMAS POLANCO
C. POSTAL:	11560
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5557-97-77
FAX:	5395-89-18
E-MAIL:	mam2@jvalle.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	LIC. ROBERTO ALBARRAN CAMPILLO
DOMICILIO:	AV. EJERCITO NACIONAL NO. 904
COLONIA:	PALMAS POLANCO
C. POSTAL:	11560
CIUDAD Y ESTADO:	MEXICO D.F.

CLAVE DE COTIZACION: VALLE FECHA: 26/07/200: 09:43

TELEFONO:	5557-97-77
FAX:	5395-89-18
E-MAIL:	ralbarran@jvalle.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR CORPORATIVO DE FINANZAS Y CONTROL DE GESTION
NOMBRE:	C.P. ANDRES ARCADIO RODRIGUEZ HERRERA
DOMICILIO:	AV. EJERCITO NACIONAL NO. 904
COLONIA:	PALMAS POLANCO
C. POSTAL:	11560
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5757-97-77
FAX:	5395-89-18
E-MAIL:	anrodriguez@jvalle.com.mx

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR CORPORATIVO DE ADMINISTRACION Y CONTRALORIA
NOMBRE:	C.P. MARIO MERCADO VARGAS
DOMICILIO:	AV. EJERCITO NACIONAL NO. 904
COLONIA:	PALMAS POLANCO
C. POSTAL:	11560
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5557-97-77
FAX:	5395-63-12
E-MAIL:	mmercado@jvalle.com.mx

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	GERENTE DE ANALISIS E INTEGRACIÓN DE INFORMACIÓN FINANCIERA
NOMBRE:	C.P. MARCELA ALCANTARA GUTIERREZ
DOMICILIO:	AV. INSURGENTES NO. 30
COLONIA:	BARRIO TEXCACOA
C. POSTAL:	54600
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5899-10-00
FAX:	5899-10-62
E-MAIL:	malcantara@jvalle.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	GERENTE JURIDICO
NOMBRE:	LIC. LAURA VALTIERRA LEON
DOMICILIO:	AV. EJERCITO NACIONAL NO. 904
COLONIA:	PALMAS POLANCO
C. POSTAL:	11560
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5557-97-77
FAX:	5395-89-18
E-MAIL:	lvaltierra@jvalle.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
NOMBRE:	LIC. ANTONIO FRANCK CABRERA
DOMICILIO:	PASEO DE LAS PALMAS NO. 405 3ER. PISO

CLAVE DE COTIZACION: VALLE **FECHA:** 26/07/200: 09:43

COLONIA:	COL. LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5540-92-05
FAX:	5540-92-00
E-MAIL:	afranck@fgdr.com.mx

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	ASESOR JURIDICO EXTERNO
NOMBRE:	LIC. CHRISTIAN LIPPERT HELGUERA
DOMICILIO:	TORRE OPTIMA AV. PASEO DE LAS PALMAS NO. 405 3ER PIS
COLONIA:	PALMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5540-92-33
FAX:	5540-92-02
E-MAIL:	clippert@fgdr.com.mx

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	VICEPRESIDENTE CORPORATIVO
NOMBRE:	LIC. EDUARDO MARINO LOPEZ
DOMICILIO:	AV. EJERCITO NACIONAL NO. 904
COLONIA:	PALMAS POLANCO
C. POSTAL:	11560
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5557-97-77
FAX:	5395-89-18
E-MAIL:	emarino@jvalle.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR CORPORATIVO DE ADMINISTRACION Y CONTRALORIA
NOMBRE:	C.P. MARIO MERCADO VARGAS
DOMICILIO:	AV. EJERCITO NACIONAL NO. 904
COLONIA:	PALMAS POLANCO
C. POSTAL:	11560
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5557-97-77
FAX:	5395-63-12
E-MAIL:	mmercado@jvalle.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	RELACION CON INVERSIONISTAS
NOMBRE:	ING. ALFREDO HUERTA CHABOLLA
DOMICILIO:	AV. EJERCITO NACIONAL NO. 904
COLONIA:	PALMAS POLANCO
C. POSTAL:	11560
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5676-47-12
FAX:	5676-47-12
E-MAIL:	ahuerta@jvalle.com.mx

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.